PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713.626.1919 www.invesco.com

June 26, 2018

Via EDGAR

Jaea Hahn

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Invesco Exchange Fund

CIK No.: 0000005100

1940 Act No. 811-02611

Dear Ms. Hahn:

On behalf of the above named registrant (hereinafter referred to as the “Registrant” or the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on June 15, 2018, with regard to the Registrant’s Amendment No. 62 to its Registration Statement on Form N-1A filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2018 under the Investment Company Act of 1940, as amended.

Each of your comments provided on June 15, 2015 is set forth below in bold with the Registrant’s response immediately below each comment.

1.	Comment: In “Item 5 – Management,” in addition to the year, please include the month in the column entitled “Date Began Managing the Fund.”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure satisfies the requirement in Item 5(b) of Form N-1A to disclose the “length of service” of a portfolio manager.

2.	Comment: In “Item 9 – Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Risks,” please add a risk factor on page A-3 regarding redemptions in kind.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the existing disclosure identifies the principal risks associated with the Fund’s principal investment strategies. Redemptions in kind are not a principal investment strategy of the Fund. Rather, they are an operation of the Fund with respect to shareholder purchases and sales of Funds shares to be disclosed under Item 11 of Form N-1A.

3.	Comment: In “Item 11 – Shareholder Information,” please add a risk regarding redemptions in kind, including the risk of market fluctuations post-redemption and the potential brokerage costs to sell securities post-redemption.

Response: The Registrant will add the bold language below to page A-5 of the Registrant’s registration statement in connection with its next post-effective amendment filing.

The shares redeemed may be paid in cash or securities, at the option of the Fund and will ordinarily be paid in whole or in part in securities. Such securities may be illiquid and difficult or impossible for a shareholder to sell at a time and a price acceptable to a shareholder. The Fund’s valuation will determine the quantity of securities tendered. The Fund will select securities for tender in redemptions based on tax or investment considerations. Redemptions in kind may result in transaction costs and/or market fluctuations associated with liquidating or holding the securities, respectively.

Please do not hesitate to contact me at 713-214-7888 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Peter A. Davidson

Peter A. Davidson
Assistant General Counsel

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